UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 25, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

Banco Santander (Brasil) S.A.

1Q13 BR GAAP Results

April 25th, 2013

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Important: On December 13, 2012, CVM Deliberation 695 approved Technical Pronouncement CPC 33, which deals with employee benefits, (mainly pension plans) in compliance with the changes in International Accounting Standards 19. This pronouncement became effective in January 2013, with a retroactive effect in the balance sheet and financial statement of 2012. This new accounting practice implies basically the full recognition of actuarial losses (actuarial deficit) not recognized so far under liabilities against equity and, besides, the effects over the earnings results. These changes are reflected : slides 8, 9, 15, 16, 17, 24, 25, 26, 27 and 29.

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights – 1Q13

Results – 1Q13

Final Remarks

Annexes

MACROECONOMIC SCENARIO


GDP (Y-o-Y growth %)
7.5
2.7
0.9
3.0
3.5
2010
2011
2012
2013e
2014e


Interest Rate – Selic (%)
10.75
11.00
7.25
8.25
8.50
2010
2011
2012
2013e
2014e


Inflation (IPCA %)
5.9
6.5
5.8
5.7
5.7
2010
2011
2012
2013e
2014e


Exchange Rate (R$ / US$)
1.67
1.88
2.04
2.00
2.05
2010
2011
2012
2013e
2014e

Source: Brazilian Central Bank, IBGE, Focus Research Forecast (April, 19).

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights – 1Q13

Results – 1Q13

Final Remarks

Annexes

HIGHLIGHTS – 1Q13

- Net profit of R$ 1.5 billion
- Expanded loan portfolio grows 8% in twelve months
- Revenues: NII decreases 5% and fees and commission grows 9%, both in twelve months
- Costs control with improvement of efficiency in the quarter
- Increase in allowance for loan losses of 9% in twelve months, with reduction of 20% in the NPL formation
- Balance sheet strength

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights – 1Q13

Results – 1Q13

Final Remarks

Annexes

RESULTS


R$ MM
-14.4%
-5.5%
1,774
1,473
1,509
1,607
1,519
909
909
909
909
909
865
564
600
697
609
1Q12
2Q12
3Q12
4Q12
1Q13
Accounting Profit
Goodwill

Profit/share¹ In Reais

1Q12	2Q12	3Q12	4Q12	1Q13
1.87	1.55	1.59	1.69	1.60

(*) Accounting Net profit with reversal of 100% of goodwill amortization expenses from the acquisition of Banco Real.
1. Net profit (annualized) per Unit (50 Preferred Shares + 55 Common Shares)

RESULTS

R$MM

Managerial Profit[1]	1Q13	1Q12	Var. (%) 12M	Var. (%) 3M
Net Interest Income	7,658	8,077	-5.2%	-2.0%
Fee and Commission Income	2,699	2,473	9.1%	2.3%
Allowance for Loan Losses	(3,371)	(3,091)	9.1%	8.9%
General Expenses[2]	(3,891)	(3,865)	0.7%	-5.8%
Tax Expenses	(750)	(803)	-6.6%	-4.6%
Other Income/Expenses[3]	(744)	(838)	-11.2%	-5.0%
PROFIT BEFORE TAXES	1,600	1,954	-18.1%	-3.3%
Income Tax and Social Contribution	(38)	(148)	-74.3%	n.a
Minority Interest	(43)	(31)	40.4%	5.1%
MANAGERIAL NET PROFIT	1,519	1,774	-14.4%	-5.5%

1. Excludes 100% of the goodwill amortization expense and tax hedge effect, and considers credit recovery reclassification. 2. Administrative expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing;
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

RESULTS - NET INTEREST INCOME

Net Interest Income Breakdown[1]

R$ MM


-5.2%
-2.0%
8,077
8,379
8,111
7,813
7,658
1,790
1,815
1,609
1,512
1,675
246
211
194
200
174
6,042
6,354
6,308
6,101
5,809
1Q12
2Q12
3Q12
4Q12
1Q13
Credit
Deposits
Others²

NII with Clients and Interest Rates

Interest Rate (Quarter average) – Selic

1Q12	2Q12	3Q12	4Q12	1Q13
10.3 %	8.9 %	7.8%	7.2%	7.1%


12.4%
12.7%
12.2%
11.6%
11.3%
Credit Spread (%)
0.8%
0.7%
0.6%
0.7%
0.6%
Deposit Spread (%)
1Q12
2Q12
3Q12
4Q12
1Q13

1. Excludes the tax hedge effect and credit recovery
2. Includes Gains (Losses) on financial transactions and other net interest incomes.

LOAN PORTFOLIO

Expanded Portfolio



R$ Billion
8.3%
0.1%
236.5
244.6
245.4
256.0
256.2
Mar.12
Jun.12
Sep.12
Dec.12
Mar.13

Segment Breakdown

R$MM	Mar.13	Mar.12	12M (%)	3M (%)	Share Loan Port. in Mar/13
Individuals	71,383	66,526	7.3%	0.1%	34%
Consumer Finance	36,208	36,402	-0.5%	-1.6%	17%
SMEs	36,135	33,083	9.2%	-1.0%	17%
Corporate	67,978	63,323	7.4%	0.9%	32%
Total	**211,703**	**199,333**	**6.2%**	**-0.1%**	**100%**
Other transactions[1]	44,449	37,145	19.7%	1.0%	
Expanded Portfolio	**256,152**	**236,479**	**8.3%**	**0.1%**	

1. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquiring activities related assets and guarantees.

CREDIT INDICATORS

NPL from 15 to 90 days[1]


8.6%
7.6%
7.1%
6.8%
6.8%
5.9%
5.1%
5.0%
4.9%
4.9%
3.5%
2.8%
3.1%
3.1%
3.1%
Mar.12
Jun.12
Sep.12
Dec.12
Mar.13

NPL Over 90 days[2]


7.2%
7.3%
7.7%
7.8%
8.0%
4.8%
4.9%
5.1%
5.5%
5.8%
2.6%
2.6%
2.7%
3.3%
3.8%
Mar.12
Jun.12
Sep.12
Dec.12
Mar.13

Corporate Individuals Total

1. Non-performing loans from 15 to 90 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

ALLOWANCE FOR LOAN LOSSES


5.6%
6.7%
5.6%
5.2%
5.6%
9.1%
8.9%
3,091
3,808
3,228
3,096
3,371
3,424
4,358
3,607
3,601
3,716
(334)
(551)
(380)
(505)
(345)
1Q12
2Q12
3Q12
4Q12
1Q13
Gross Allowance for Loan Losses
Income from recovery of written off loans
Credit Cost¹

1. Credit Cost: Annualized allowance for Loan Losses / Average credit portfolio of the period including guarantees.

FEES AND COMMISSION INCOME

Total[1]


9.1%
2.3%
2,473
2,370
2,542
2,639
2,699
1Q12
2Q12
3Q12
4Q12
1Q13

Breakdown of Fee and Commission Income

R$ Million	1Q13	1Q12	YoY (%)	QoQ (%)
Lending Operations	199	272	-26.8%	-13.8%
Current Account	415	393	5.6%	-1.7%
Insurance	533	460	15.9%	57.7%
Collection Services[2]	188	171	9.9%	-0.1%
Cards[3]	843	646	30.5%	-2.8%
Asset Management[4]	281	327	-14.1%	-6.4%
Securities Brokerage and Placement	111	87	27.2%	-15.8%
Others	129	117	10.2%	-19.9%
TOTAL	**2,699**	**2,473**	**9.1%**	**2.3%**

1. Includes fee and commission income;
2. Includes collection and bill;
3. Includes acquiring services; 4. Includes income from funds and consortia

GENERAL EXPENSES

General Expenses

R$ Million



0.7%
-5.8%
3,865
3,832
4,013
4,132
3,891
397
400
452
442
455
1,829
1,784
1,835
1,850
1,753
1,639
1,647
1,727
1,840
1,683
1Q12
2Q12
3Q12
4Q12
1Q13
Administrative
Personnel¹
Depreciation and Amortization²

Breakdown of Expenses

R$ Million	1Q13	1Q12	YoY (%)	QoQ (%)
Administrative	1,683	1,639	2.7%	-8.5%
Personnel[1]	1,753	1,829	-4.2%	-5.3%
Subtotal	**3,436**	**3,468**	**-0.9%**	**-6.9%**
Depreciation and Amortization[2]	455	397	14.7%	3.0%
Total	**3,891**	**3,865**	**0.7%**	**-5.8%**

1. Personnel expenses include profit sharing
2. Exclude 100% of the goodwill amortization expense from the acquisition of Banco Real.

RATIOS

Efficiency Ratio[1] (%)


43.6%
46.7%
44.3%
1Q12
4Q12
1Q13

Recurrence[2] (%)


64.0%
63.9%
69.4%
1Q12
4Q12
1Q13

ROAA[3] (%)


1.8%
1.5%
1.4%
1Q12
4Q12
1Q13

ROAE[4] (%)


14.6%
12.8%
12.0%
1Q12
4Q12
1Q13

1. General Expenses / (NII + Fees and Commission Income + Tax Expenses + Other Oper. Income (expense)); 2. Fee and Commission Income / General Expenses. 3. Return on average asset excluding goodwill (annualized) ; 4. Return on average equity excluding goodwill (annualized).

ASSETS AND EQUITY

Assets[1] – R$ Billion


8.7%
0.1%
402
436
437
Mar.12
Dec.12
Mar.13

Equity[1] – R$ Billion


6.5%
1.2%
48.0
50.5
51.1
Mar.12
Dec.12
Mar.13

1. Excludes 100% of the goodwill from the acquisition of Banco Real, that in 1Q12 was R$ 16 billion, 4Q12 R$ 13 billion and 1Q13 R$ 12 billion.

RATIOS

Coverage Ratio over 90 days[1]


134.5%
125.6%
124.2%
Mar.12
Dec.12
Mar.13

BIS Ratio[2]


24.0%
2.2%
21.8%
20.8%
1.5%
19.3%
21.5%
1.4%
20.1%
Mar.12
Dec.12
Mar.13
Tier I
Tier II

1. Allowance for loan losses / (non-performing loans over 90 days)
2. BIS Ratio as of Brazilian Central Bank, which includes goodwill. Excluding the goodwill: 19.8% in Mar/12, 17.7% in Dec/12 and 18.4% in Mar/13 .

FUNDING

R$ Billion	Mar.13	Mar.12	YoY%	QoQ%
Demand Deposits + Savings Deposits	40.6	35.7	13.7%	0.8%
Time Deposits + Debentures[1]	127.9	129.8	-1.5%	-3.4%
Treasury Notes (*Letras Financeiras*)	26.8	25.8	3.9%	1.2%
Funding From Clients - on balance (A)	**195.3**	**191.4**	**2.1%**	**-1.9%**
(-) Reserve Requirements	(32.2)	(42.2)	-23.7%	-6.1%
Borrowing and Onlendings	9.9	10.1	-2.1%	3.6%
Subordinated Debt	11.4	11.2	1.9%	-4.3%
Offshore Funding	33.1	23.4	41.2%	5.9%
Total Funding – on balance (B)	**217.4**	**193.8**	**12.2%**	**0.0%**
Assets Under Management[2]	141.4	135.0	4.7%	4.8%
Total Funding + AUM	**358.8**	**328.8**	**9.1%**	**1.8%**
Total Credit (C)	211.7	199.3	6.2%	-0.1%
C/ B (%)	97%	103%		
C / A (%)	108%	104%		

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. According to the ANBIMA criterion.

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights – 1Q13

Results – 1Q13

Final Remarks

Annexes

FINAL REMARKS – 1Q13

- Net profit of R$ 1.5 billion
- Expanded loan portfolio grows 8% in twelve months
- Revenues
  - Net interest income: -5% in twelve months
  - Fees and Commission income: +9% in twelve months
- Costs control with efficiency improvement
  - General expenses: +1% in twelve months
  - Efficiency ratio improves 2.4 p.p. in the quarter
- Increase in allowance for loan losses of 9% in twelve months, with reduction of 20% in the NPL formation
- Balance sheet strength
  - BIS Ratio: 21.5%
  - Coverage ratio: 124%

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights – 1Q13

Results – 1Q13

Final Remarks

Annexes

Annexes – BR GAAP

RESULTS

Managerial[1] (R$ million)

			Var. YoY	
Managerial Financial Statement (R$ Million)	**1Q13**	**1Q12**	**Abs.**	**%**
NET INTEREST INCOME	**7,658**	**8,077**	**(419)**	**-5.2%**
Allowance for Loan Losses	(3,371)	(3,091)	(280)	9.1%
NET INTEREST INCOME AFTER LOAN LOSSES	**4,287**	**4,986**	**(700)**	**-14.0%**
Fee and Commission Income	2,699	2,473	226	9.1%
General Expenses	(3,891)	(3,865)	(26)	0.7%
Personnel Expenses + Profit Sharing	(1,753)	(1,829)	77	-4.2%
Administrative Expenses[2]	(2,138)	(2,036)	(102)	5.0%
Tax Expenses	(750)	(803)	53	-6.6%
Other Income (Expenses)[3]	(744)	(838)	94	-11.2%
INCOME BEFORE TAXES	**1,600**	**1,954**	**(353)**	**-18.1%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(38)	(148)	110	-74.3%
MINORITY INTEREST	(43)	(31)	(12)	40.4%
NET PROFIT	**1,519**	**1,774**	**(256)**	**-14.4%**

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement (R$ Million)	1Q12	2Q12	3Q12	4Q12	1Q13
NET INTEREST INCOME	**8,077**	**8,379**	**8,111**	**7,813**	**7,658**
Allowance for Loan Losses	(3,091)	(3,808)	(3,228)	(3,096)	(3,371)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,986**	**4,571**	**4,883**	**4,717**	**4,287**
Fee and Commission Income	2,473	2,370	2,542	2,639	2,699
General Expenses	(3,865)	(3,832)	(4,013)	(4,132)	(3,891)
Personnel Expenses + Profit Sharing	(1,829)	(1,784)	(1,835)	(1,850)	(1,753)
Administrative Expenses[2]	(2,036)	(2,048)	(2,178)	(2,282)	(2,138)
Tax Expenses	(803)	(771)	(778)	(786)	(750)
Other Income (Expenses)[3]	(838)	(834)	(962)	(783)	(744)
INCOME BEFORE TAXES	**1,954**	**1,505**	**1,673**	**1,654**	**1,600**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(148)	(14)	(128)	(6)	(38)
MINORITY INTEREST	(31)	(18)	(36)	(41)	(43)
NET PROFIT	**1,774**	**1,473**	**1,509**	**1,607**	**1,519**

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

BALANCE SHEET

Assets (R$ million)

Assets	Mar-12	Jun-12	Sep-12	Dec-12	Mar-13
Current Asset and Long-term Assets	**393,073**	**413,111**	**421,117**	**426,108**	**426,550**
Cash and Cash Equivalents	5,658	4,849	4,522	4,742	5,256
Interbank Investments	29,220	29,251	40,608	36,771	47,250
Securities and Derivative Financial Instrument	62,870	69,712	63,563	76,832	71,830
Interbank Accounts	44,098	40,910	40,081	34,517	34,004
Interbranch Accounts	3	2	1	2	1
Lending Operations	187,355	191,894	192,812	197,370	196,434
- Lending Operations	199,333	205,632	207,334	211,959	211,703
- Lending Operations Related to Assignment	-	-	-	-	47
- Allowance for Loan Losses	(11,979)	(13,738)	(14,522)	(14,589)	(15,317)
Other Receivables	62,413	74,931	77,991	74,258	70,154
Other Assets	1,457	1,561	1,538	1,617	1,621
Permanent Assets	**24,172**	**23,853**	**23,286**	**22,860**	**22,051**
Investments	40	38	40	40	45
Fixed Assets	4,951	5,041	5,257	5,602	5,752
Intangibles	19,181	18,774	17,989	17,218	16,254
- Goodwill	27,037	26,175	26,172	26,172	26,241
- Others	(7,856)	(7,401)	(8,182)	(8,954)	(9,987)
Total Assets	**417,245**	**436,964**	**444,404**	**448,968**	**448,601**
Total Assets (excluding goodwill)	**401,580**	**422,208**	**430,557**	**436,031**	**436,503**

BALANCE SHEET

Liabilities and Equity (R$ million)

Liabilities and Equity	Mar-12	Jun-12	Sep-12	Dec-12	Mar-13
Current Liabilities and Long-Term Liabilities	**352,805**	**372,776**	**380,218**	**384,466**	**384,184**
Deposits	122,907	121,819	122,426	126,545	122,776
Demand Deposits	11,817	11,949	11,966	13,457	12,717
Saving Deposits	23,922	24,763	25,727	26,857	27,915
Interbank Deposits	2,953	3,056	2,990	3,392	3,474
Time Deposits	84,214	82,051	81,743	82,839	78,669
Money Market Funding	66,548	69,646	73,139	72,529	79,663
Funds from Acceptance and Issuance of Securities	47,406	51,630	51,622	56,294	58,498
Interbank Accounts	1,530	1,406	1,560	19	1,710
Interbranch Accounts	1,195	1,091	795	2,002	1,261
Borrowings	13,108	14,643	15,474	16,001	16,024
Domestic Onlendings - Official Institutions	10,063	9,772	9,395	9,385	9,737
Foreign Onlendings	499	396	45	41	27
Derivative Financial Instruments	3,805	5,464	5,284	5,205	4,132
Other Payables	85,744	96,909	100,479	96,446	90,355
Deferred Income	202	218	219	222	275
Minority Interest	552	558	594	829	912
Equity	63,687	63,411	63,372	63,452	63,230
Total Liabilitities and Equity	**417,245**	**436,964**	**444,404**	**448,968**	**448,601**
Equity (excluding goodwill)	**48,022**	**48,656**	**49,526**	**50,514**	**51,133**

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	Mar.13	Mar.12	Var. YoY	Dec.12	Var. QoQ
Individuals					
Leasing / Auto Loans (*)	2,855	2,326	22.7%	2,744	4.0%
Credit Card	14,919	13,798	8.1%	16,174	-7.8%
Payroll Loans	15,029	15,194	-1.1%	14,772	1.7%
Payroll Loans originated by the bank	13,904	12,861	8.1%	13,548	2.6%
Acquired Portfolio	1,125	2,333	-51.8%	1,224	-8.1%
Mortgage	12,492	9,518	31.2%	11,812	5.8%
Agricultural Loans	2,422	2,516	-3.7%	2,163	12.0%
Personal Loans / Others	23,666	23,175	2.1%	23,621	0.2%
Total	**71,383**	**66,526**	**7.3%**	**71,287**	**0.1%**
Corporate					
Leasing / Auto Loans	3,556	3,149	12.9%	3,508	1.4%
Real Estate	7,824	6,525	19.9%	7,789	0.5%
Trade Finance	15,823	16,680	-5.1%	15,948	-0.8%
On-lending	8,181	9,026	-9.4%	7,811	4.7%
Agricultural Loans	2,482	1,748	42.0%	2,221	11.7%
Working Capital / Others	66,245	59,278	11.8%	66,588	-0.5%
Total	**104,112**	**96,406**	**8.0%**	**103,865**	**0.2%**

(*) Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 32,896 million in 1Q13, R$ 31,983 million in 1Q12 and R$ 32,765 MM in 4Q12.

1. Individuals and corporate loan portfolios do not include consumer finance loan portfolio.

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	1Q13	1Q12
NET PROFIT - BR GAAP	609	865
Reversal of Goodwill Amortization	909	909
MANAGERIAL NET PROFIT - BR GAAP	1,519	1,774
Impairment on Loans and Receivables	(2)	(27)
PPA Amortization	(17)	(9)
Others	77	(6)
NET PROFIT - IFRS	1,577	1,731

SANTANDER ACQUIRING

In 1Q13:

- Revenues increase **93%** in the last 12 months

Santander Acquiring		1Q12	1Q13	1Q13 vs. 1Q12
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 2,699 ✓ 24.9	▪ 5,217 ✓ 44.2	▪ 93% ✓78%
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 1,676 ✓ 31.3	▪ 3,294 ✓ 57.5	▪ 97% ✓84%
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 4,375 ✓ 56.2	▪ 8,511 ✓ 101.7	▪ 95% ✓81%

- Market Share reached 4.8% in March 2013
- Our "card machine" is available in all Brazilian states, in **3,746** cities, the equivalent of **67.3% of all Brazilian cities**, in which major concentration is in the Southeast and South.



WEBMOTORS

Partnership with Carsales

- **The Transaction:** the acquisition, by CarSales, of 30% of WebMotors' total capital
- **Transaction value:** R$ 180 million
- **Objectives:**
  - To accelerate the growth of WebMotors;
  - To consolidate Webmotors leadership position in Brazil;
  - Transfer of technology and knowledge;
  - Greater independence and operational focus.
- **Carsales:** leader in Australian online vehicle classifieds market, with more than 60% of the market share
- **Carsales operations:** Australia, China, New Zealand, Thailand, Malasia, Singapore, Indonesia and Dubai

WebMotors Aqui você encontra

carsales.com.au Australia's No.1 because it works!

CREDIT INDICATORS

NPL Over 60 days[1]


8.9%
9.0%
9.4%
9.3%
9.3%
6.1%
6.0%
6.3%
6.6%
6.8%
3.4%
3.2%
3.4%
4.0%
4.4%
Mar.12
Jun.12
Sep.12
Dec.12
Mar.13

NPL Over 90 days[2]


7.2%
7.3%
7.7%
7.8%
8.0%
4.8%
4.9%
5.1%
5.5%
5.8%
2.6%
2.6%
2.7%
3.3%
3.8%
Mar.12
Jun.12
Sep.12
Dec.12
Mar.13
Corporate
Individuals
Total

1. Non-performing loans over 60 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

VINTAGE PERFORMANCE

Over 30 – Three months after the origination

Retail – Individuals[1]


180
160
140
120
100
80
60
40
20
0
100
94
91
99
99
96
80
69
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

Retail - Corporate


180
160
140
120
100
80
60
40
20
0
100
89
100
95
125
125
88
66
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

"Santander Financiamentos"


180
160
140
120
100
80
60
40
20
0
100
96
117
90
62
47
44
54
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

(*) Charts in 100 basis.
1. Considers cards and overdraft.

Santander

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

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